UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Subject Company (Issuer))

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street N.W.

Washington, D.C. 20001

(202) 636-5500

January 27, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) offers its shares of limited liability company interests (“Shares”) in a single series designated as “Multi-Strategy Series G” (the “Series”). The Company is offering to purchase up to 5% of its outstanding Multi-Strategy Series G Shares from the Shareholders of the Company (the “Offer”). The 5% threshold is determined as of the Repurchase Deadline (defined below) based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date. Purchases of Shares will be made at their unaudited net asset value per Share determined as of the Valuation Date (as defined below). Purchases will be made based on either the number of shares or the dollar amount accepted for purchase by the Company as of the Repurchase Deadline as requested in the Shareholder’s Notice of Intent to Tender. The value of the Shares will likely change between the Repurchase Deadline (the date that the 5% threshold is determined) and the Valuation Date (the date as of which the value of the Shares will be determined for purposes of calculating the purchase price), which could result in more or less than 5% of the outstanding Shares being purchased on the Valuation Date. Shareholders who desire to tender Shares for purchase must do so by 11:59 p.m., New York time on Friday, February 24, 2023, unless the Offer is extended (in each case, the “Repurchase Deadline”). All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final. The net asset value of Shares will be calculated for this purpose as of March 31, 2023 or, if the Offer is extended, as of the last business day of the second month following the month in which the Offer actually expires (in each case, the “Valuation Date”). The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company. If a Shareholder tenders Shares and the Company purchases those Shares, the Company will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Company determined as of March 31, 2023 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case within 30 days thereafter in accordance with the Company’s Limited Liability Company Agreement as currently in effect (the “LLC Agreement”)). The Note will be held for the Shareholder on the Shareholder’s behalf in an account with the Fund’s transfer agent and is available upon request. The Note will entitle the

Shareholder to receive a payment in cash and/or securities (valued according to the LLC Agreement) equal to the value of the Shareholder’s Shares accepted for purchase by the Company to be paid (so long as the Shareholder has tendered less than 95% of their Shares) within 30 days after the Valuation Date and in no case later than 65 days after the Repurchase Deadline (unless the valuation date of such Shares has changed, or, if Multi-Strategy Series G has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, within 10 business days after Multi-Strategy Series G has received at least 90% of the aggregate amount withdrawn from such investment funds.) Shareholders who tender 95% or more of their Shares for repurchase will receive a Note that provides for a two-step payment whereby at least 95% of the amount payable is due within the time periods set forth in the preceding sentence, and the remaining amount due will be paid within 90 days of the Valuation Date (unless the valuation date of such shares has changed, or the Series has requested a withdrawal of its capital from the investment funds in which it invests and has not yet received at least 90% of the proceeds of such withdrawal). Note that, though cash payments on a Note will be wire transferred to a Shareholder’s authorized placement agent within the time periods referenced above, a placement agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly. No assurance can be given of the exact date of any payment. If the Shareholder wishes to receive a copy of the Note, they may call BNY Mellon Investment Servicing at BNY Mellon Investment Servicing at (855) 631-5474 to request that a copy be sent to them by mail.

A Shareholder who tenders for purchase only a portion of such Shareholder’s Shares will be required to maintain an account balance equal to at least $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of placement fees). The Company reserves the right to purchase less than the amount the Shareholder tenders if the purchase would cause the Shareholder’s account to have less than the required minimum balance. If the Company accepts the tender of the Shareholder’s Shares, the Company will make payment for Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by Multi-Strategy Series G, the withdrawals of capital from the investment funds in which Multi-Strategy Series G has invested, or by borrowings.

Following this Summary Term Sheet is a formal notice of the Company’s offer to purchase Shares of Multi-Strategy Series G. Shareholders who desire to tender Shares for purchase must do so by 11:59 p.m., New York time, Friday, February 24, 2023. Until that time, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn prior to Friday, February 24, 2023 may be re-tendered by following the tender procedures before the Offer expires (including any extension period). After February 24, 2023, the Company in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.

If a Shareholder would like the Company to purchase all or some of its Shares, it should complete, sign and either (i) U.S. Post Service mail (via certified mail return receipt requested) or otherwise deliver a Notice of Intent to Tender to SkyBridge Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, PO Box 534411, Pittsburgh, PA 15253-4411; or (ii) via private overnight service to SkyBridge Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, Attention: 534411, 500 Ross Street, 154-0520, Pittsburgh, PA 15262; or (iii) fax it to BNY Mellon Investment Servicing at (833) 261-1559, so that it is received before 11:59 p.m., New York time, on Friday, February 24, 2023. IF THE SHAREHOLDER CHOOSES TO FAX THE NOTICE OF

INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER TO BNY MELLON INVESTMENT SERVICING PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 11:59 p.m., NEW YORK TIME, ON FRIDAY, FEBRUARY 24, 2023). Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Notice of Intent to Tender to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Notice of Intent to Tender and follow the delivery instructions therein.

The value of the Shares may change between December 31, 2022 (the last date prior to the date of this filing as of which net asset values were calculated), the Repurchase Deadline, and March 31, 2023, the date as of which the value of the Shares will be determined for purposes of calculating the purchase price. Shareholders desiring to obtain the estimated net asset value for their Shares, which the Company will calculate from time to time based upon the information the Company receives from the managers of the investment funds in which Multi-Strategy Series G is invested, may contact BNY Mellon Investment Servicing at (855) 631-5474 or SkyBridge Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, PO Box 534411, Pittsburgh, PA 15253-4411, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT NOTE: Any estimated net asset value provided by BNY Mellon Investment Servicing will be based on information supplied by third parties and is provided to Shareholders for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor BNY Mellon Investment Servicing can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly net asset value will not differ (sometimes significantly) from such estimated net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, monthly net asset value.

Please note that just as each Shareholder has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., New York time, on February 24, 2023. Also realize that although the Offer expires on February 24, 2023, a Shareholder who tenders all of its Shares will remain a Shareholder of the Company having a membership interest through the Valuation Date (expected to be March 31, 2023), notwithstanding the Company’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 527 Madison Avenue, 4th Floor, New York, New York 10022 and the telephone number is (212) 485-3100.

(b) The securities that are the subject of the Offer are titled “limited liability company interests” in the Company. The Company issues these interests in a single Series of Shares designated as Multi-Strategy Series G. As used in this Schedule TO, the term “Shares” refers to the limited liability company interests in the Company that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Shareholders to the Company pursuant to this Offer. As of the close of business on December 31, 2022, the unaudited net asset value of Multi-Strategy Series G was $1,166,092,922.87 (with an unaudited net asset value per Share of $706.2580). Subject to the conditions set out in the Offer, the Company will purchase up to 5% of its outstanding Multi-Strategy Series G Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Company) is SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. The Company’s principal executive office is located at 527 Madison Avenue, 4th Floor, New York, New York 10022 and the telephone number is (212) 485-3100. The principal executive office of SkyBridge Capital II, LLC (the “Adviser”) is located at 527 Madison Avenue, 4th Floor, New York, New York 10022 and the telephone number is (212) 485-3100. The Company’s Directors are R. Stephen Hale, James Jackson, Kristin Smith, Raymond Nolte and Brett S. Messing. Their address is c/o SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, 527 Madison Avenue, 4th Floor, New York, New York 10022 and their telephone number is (212) 485-3100.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (i) Subject to the conditions set out in the Offer, the Company will purchase up to 5% of its outstanding Multi-Strategy Series G Shares if tendered by Shareholders by 11:59 p.m., New York time, on Friday, February 24, 2023 and not withdrawn as described in Item 4(a)(1)(vi). The 5% threshold is determined as of the Repurchase Deadline based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date. The initial repurchase deadline of the offer is 11:59 p.m., New York time, on February 24, 2023 (the “Initial Repurchase Deadline”), subject to any extension of the Offer. The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended is called the “Repurchase Deadline.”

Purchases will be made based on either the number of shares or the dollar amount accepted for purchase by the Company as of the Repurchase Deadline as requested in the Shareholder’s Notice of Intent to Tender. The value of the Shares will likely change between the Repurchase Deadline (the date that the 5% threshold is determined) and the Valuation Date (the date as of which the value of the Shares will be determined for purposes of calculating the purchase price), which could result in more or less than 5% of the outstanding Shares being purchased on the Valuation Date.

(ii) The purchase price of Shares tendered to the Company for purchase will be their net asset value as of the close of business on the Valuation Date (March 31, 2023) or, if the Offer is extended, the last business day of the month following the second month in which the Offer actually expires). See Item 4(a)(1)(v) below.

Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required account balance of $25,000 (or any lower amount equal to a Shareholder’s initial subscription amount net of placement fees) after the purchase of the Shares by the Company. Each Shareholder who tenders Shares that are accepted for purchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline. A Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date within 30 days thereafter, of the Shares tendered by the Shareholder and accepted for purchase by the Company. This amount will be the value of the Shares being purchased determined as of the Valuation Date and will be based upon the value of the net assets as of that date, after giving effect to all allocations to be made as of that date. For Shareholders tendering less than 95% of their Shares for repurchase, payment of this amount will be made within 30 days after the Valuation Date and in no case later than 65 days after the Repurchase Deadline or, if Multi-Strategy Series G has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after Multi-Strategy Series G has received at least 90% of the aggregate amount withdrawn from such investment funds. For Shareholders tendering 95% or more of their shares for repurchase, payment of this amount will be made in two installments – at least 95% of the amounts due will be paid within the timeframes described in the preceding sentence, with the remainder to be paid within 90 days of the Valuation Date. Note that, though cash payments on a Note will be wire transferred to a Shareholder’s authorized placement agent within the time periods referenced above, a placement agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly. No assurance can be given of the exact date of any payment.

Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that the Adviser, acting as the Company’s administrator, determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company or on the Shareholders not tendering their Shares.

(iii) Shareholders who desire to tender Shares for purchase must do so prior to the Repurchase Deadline, currently scheduled to be 11:59 p.m., New York time, Friday, February 24, 2023.

(iv) Not applicable.

(v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value with respect to such Shares will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to: (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Shares submitted for tender may be withdrawn by the tendering Shareholder at any time before the Repurchase Deadline. After the Repurchase Deadline, the Company in its discretion may permit a withdrawal of Shares submitted for tender by a tendering shareholder at any time prior to the Valuation Date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing, the Company’s agent designated for this purpose at the address set out on the first page of the Notice of Intent to Tender, or fax a completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing, at the fax number set out on the first page of the Notice of Intent to Tender. The completed and executed Notice of Intent to Tender must be received by BNY Mellon Investment Servicing, either by mail or by fax, no later than 11:59 p.m., New York time, on Friday, February 24, 2023. The Company recommends that all documents be submitted to BNY Mellon Investment Servicing by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to BNY Mellon Investment Servicing promptly thereafter. Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Notice of Intent to Tender to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Notice of Intent to Tender and follow the delivery instructions therein.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by BNY Mellon Investment Servicing in accordance with the delivery instructions in your Notice of Intent to Tender or must be otherwise accepted by the Company prior to the Valuation Date. A form to use to give notice of withdrawal of a tender is available by calling BNY Mellon Investment Servicing (or your financial consultant) at the telephone numbers indicated on the first page of the Notice of Intent to Tender. Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the relevant Repurchase Deadline by following the procedures described above.

(viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If more than 5% of its Multi-Strategy Series G Shares (with the 5% threshold calculated as described above) are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either: (A) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) increase the outstanding Shares that the Company is offering to purchase by up to two percent (2%) on the Repurchase Deadline; (C) extend the Offer, if necessary, and increase the amount of Shares that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (D) accept a portion of the Shares tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest of Shareholders who do not tender their Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the net assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the net assets of Multi-Strategy Series G (and thereby the Company as a whole) may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company and Multi-Strategy Series G are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of certain U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Company may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the Shares. Generally, a Shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(b) Any Shares to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Company’s prospectus dated October 1, 2022 (the “Prospectus”) and the LLC Agreement provide that the Company’s board of directors (the “Board of Directors”) has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects to recommend to the Board of Directors that the Company purchase Shares from Shareholders semi-annually each year as of the last calendar day of March and September. The Company has offered to purchase Shares from the Shareholders on a regular basis, commencing June 30, 2003. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Adviser or the Board of Directors or any person controlling the Company or controlling the Adviser or the Board of Directors; and (ii) any other person, with respect to the Shares. The LLC Agreement further provides that Multi-Strategy Series G shall be dissolved if the Shares held by any Shareholder that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Shares held by such Shareholder for purchase by the Company have not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two year period). A Shareholder who intends to cause Multi-Strategy Series G to be so dissolved must so indicate in a separate, written dissolution request submitted to the Company within the applicable two year period.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.

(b) Shares that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Shares in accordance with the Prospectus. The Company currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, and may do so more or less frequently as determined by the Company’s administrator (acting pursuant to authority delegated by the Board of Directors).

(c) Neither the Company, the Adviser nor the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of Shares (other than the Company’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or Multi-Strategy Series G (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or Multi-Strategy Series G); (6) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Multi-Strategy Series G’s investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Company expects that the amount offered for the purchase of Shares acquired pursuant to the Offer, which will not exceed 5% of its outstanding Shares (and therefore 5% of net assets) with respect to Multi-Strategy Series G Shares (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by Multi-Strategy Series G; and (iii) possibly borrowings, as described in paragraph (d) below. The 5% threshold is determined as of the Repurchase Deadline based on the last available unaudited net asset value per Share (that is, the value of the assets minus liabilities, divided by the number of Shares outstanding) calculated prior to such date. The Company will segregate with its custodian, cash, liquid securities or interests in investment funds that the Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

(b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Company, the Adviser nor the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Shares, subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it may be required to deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for Multi-Strategy Series G. If the Company were to fail to repay any such amounts, the lender could be entitled to satisfy the Company’s obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders, withdrawal of capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

Based on December 31, 2022 net asset values, the following persons (the named individuals are the Company’s Directors) own Shares equal in value to the following amounts:

Person	Value of Shares	Approximate Percentage of the Company’s Net Capital
Adviser*	$942,630.55	0.08%
R. Stephen Hale (Director)	$0	0.00%
James Jackson (Director)	$0	0.00%
Kristin Smith (Director)	$0	0.00%
Raymond Nolte (Director)	$414,526.13	0.04%
Brett S. Messing (Director)	$64,253.94	0.00%

*	The Shares reported as owned by the Adviser also reflect Shares that Anthony Scaramucci holds directly as principal of the Adviser.

Other than as listed above, no person controlling the Company, the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Shares of the Company. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

(a) Other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Directors or any person controlling the Company or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d-1 under the 1940 Act, it prepared and furnished its audited financial statements for the fiscal year ended March 31, 2022 to its Shareholders within 60 days following such fiscal year end. Pursuant to Rule 30b2-1 under the 1940 Act, the Company filed such audited financial statements with the Securities and Exchange Commission on or about June 1, 2022. Those audited financial statements are incorporated herein by reference. The Company will send Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Such reports are also available on the Securities and Exchange Commission’s internet web site, http://www.sec.gov in accordance with Form N-CSR.

(2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Not applicable.

(b) The net assets will be reduced by the amount paid by the Company to purchase Shares. Thus, Multi-Strategy Series G’s income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)

(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not Applicable.

(c) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

Filing Fees: Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President and Director

January 27, 2023

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.	Offer to Purchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Shareholders in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

Filing Fees: Calculation of Filing Fee Tables.